March 22, 2010

Patrick Gilmore
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:	Micros Systems, Inc.
Form 10-K for Fiscal Year Ended June 30, 2009
Filed August 31, 2009
Form 10-Q for Fiscal Quarter Ended December 31, 2009
Filed February 16, 2010
File No. 000-09993

Dear Mr. Gilmore:

We have received the staff’s comment letter, dated March 18, 2010, with respect to the above-captioned filings.  As discussed by Catherine Joo, MICROS’ Director of External Reporting, with Jennifer Fugario of the staff, MICROS will require additional time to respond to the staff’s comments beyond the requested 10 business day response time set forth in the comment letter.

MICROS will provide its response to the Staff’s comments by April 22, 2010.  We appreciate the staff’s consideration in this regard.

Yours truly,

/s/  Cynthia A. Russo
Senior Vice President and Corporate Controller